June 1, 2018

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs

Re:	EverQuote, Inc.

Amendment 1 to Draft Registration Statement on Form S-1

Submitted May 10, 2018

CIK No. 0001640428

Ladies and Gentlemen:

On behalf of EverQuote, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the Class A common stock of the Company.

The Registration Statement is being filed in part in response to comments contained in a letter, dated May 24, 2018 (the “Letter”), from Barbara C. Jacobs of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Seth Birnbaum, the Company’s President and Chief Executive Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

Selected Financial and Other Data

Non-GAAP Financial Measures, page 54

1.	Please explain in greater detail your basis for adding back the “other advertising expenses.” Describe the nature of these advertising expenses and explain how they are not related to the generation of revenue.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56 and 70 of the Registration Statement.

The Company supplementally advises the Staff that “other advertising expenses”, which represent less than 2.5% of total advertising expenses in each of the periods presented, are unrelated to advertising spend in generating consumer quote requests, the effectiveness of which is what VMM measures. The expenditures in “other advertising expenses” consist primarily of advertising expenses related to promoting downloads of EverDrive, the Company’s safe driving mobile app. EverDrive is a free mobile phone app from which the Company does not generate revenue. The Company’s primary benefit from developing and advertising this app is publicity and media coverage resulting from the role of the Company in promoting safe driving awareness. To a lesser extent, “other advertising expenses” also include advertising targeted at raising brand awareness and promoting the Company’s marketplace to insurance providers. Together, these initiatives are primarily for the purpose of raising Company and brand awareness and not directly for the purpose of generating revenue. Therefore, the Company excludes costs related to such initiatives from its calculation of VMM as the Company uses VMM as a measure of the effectiveness of its advertising spend in generating consumer quote requests in its marketplace and the related revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Grants of Share-Based Awards, page 76

2.	We note the significant increase in the estimated fair value of common stock from January 2018 to May 2018. Please describe for us the significant factors contributing to this increase including any intervening events within the company or changes in assumptions as well as any changes in weighting or selection of valuation methodologies employed.

Response:	The Company supplementally advises the Staff the significant increase in the estimated fair value of the Company’s common stock from January 2018 to May 2018 was primarily due to the election by the Company’s board of directors (the “Board”) to accelerate the Company’s timeline to complete its initial public offering (“IPO”), which was driven in part by the strength of the Company’s operating performance in the first quarter of 2018, particularly with respect to revenue.

U.S. Securities and Exchange Commission

Division of Corporation Finance

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the Board as of the date of each award grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company obtained third-party valuations of its common stock as of March 31, 2017, December 31, 2017 and March 31, 2018 that were prepared using a hybrid method, which uses market approaches to estimate the Company’s total enterprise value. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The third-party valuations used future-event scenarios, which considered IPO and non-IPO scenarios at each valuation date. A discount for lack of marketability was then applied to each future-event scenario.

The Board’s determination of the fair value of the January grant was based, in part, on the results of a third-party valuation of the Company’s common stock as of December 31, 2017 (the “December 2017 Valuation”).

The December 2017 Valuation considered two future-event scenarios: an IPO scenario and a non-IPO scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario in the December 2017 Valuation assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. The non-IPO scenario assumed the liquidation preferences and the preferential rights attributable to the preferred stock were preserved. The December 2017 Valuation probability weighted the IPO scenario at 55% and the non-IPO scenario at 45%, each based on the Company’s growth assessment and market conditions. The 55% weighting of the IPO scenario was selected due to the perceived risk, at that time, of successfully completing an IPO in the near term. For the future-event scenarios, the Company applied a discount for lack of marketability of 20% in the IPO scenario and 25% in the non-IPO scenario, each determined by a put option analysis, which considered the timing of each future-event scenario.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Subsequent to the January 24, 2018 grant of equity awards, the Board authorized the Company to commence an accelerated timeline to complete its IPO. The Company commenced this accelerated IPO process with an organizational meeting in February 2018. This factor was considered in the third-party valuation of the Company’s common stock as of March 31, 2018 (the “March 2018 Valuation”) and directly impacted the assumptions utilized in the third-party valuation. As a result of this acceleration, the March 2018 Valuation considered two distinct IPO scenarios: an early IPO scenario assuming completion of the IPO as of June 30, 2018 (the “Early IPO Scenario”) and a late IPO scenario assuming completion of the IPO as of December 31, 2018 (the “Late IPO Scenario”). In contrast, the timeline to completion of the IPO in the IPO scenario in the December 2017 Valuation assumed IPO completion as of June 30, 2019. The decrease in assumed time to completion of the IPO also resulted in a change in the discount for lack marketability applied to the future-event IPO scenarios: a 10% discount for lack of marketability was applied to the Early IPO Scenario and a 15% discount for lack of marketability was applied to the Late IPO Scenario. In contrast, a 20% discount for lack of marketability was applied to the single IPO scenario in the December 2017 Valuation. In addition, the Board also believed the risk of not completing a successful IPO in the near term had decreased from December 2017 as the Company had confidentially submitted a draft registration statement to the Staff on March 30, 2018. This resulted in a total weighting of 70% to the IPO scenarios on a combined basis in the March 2018 Valuation, with the Early IPO Scenario being weighted at 45% and the Late IPO Scenario being weighted at 25%. In contrast, the single IPO scenario in the December 2017 Valuation was weighted only at 55%.

The Board considered the results of the March 2018 Valuation, input from management and the objective and subjective factors listed on page 76 of the Registration Statement and determined that the fair value of the Company’s common stock was $83.34 per share at the time of the May 1, 2018 option and restricted stock unit grants.

Notes to Unaudited Condensed Financial Statements

14. Subsequent Events, page F-49

3.	For the share-based awards granted on May 1, 2018 and for any share-based awards granted through effectiveness, please revise to disclose the expected impact, if material, that the additional grants will have on your financial statements.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626. Thank you for your assistance.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg, Esq.

cc:	Folake Ayoola, U.S. Securities and Exchange Commission

Frank Knapp, U.S. Securities and Exchange Commission

Christine Dietz, U.S. Securities and Exchange Commission

Seth Birnbaum, EverQuote, Inc.

John Wagner, EverQuote, Inc.

David Mason, Esq., EverQuote, Inc.

Jason L. Kropp, Esq., Wilmer Cutler Pickering Hale and Dorr LLP